Exhibit 99.1

Hydro One seeks approval to build the St. Clair transmission line to support economic growth in region

CHATHAM-KENT, May 28, 2024—Hydro One Networks Inc. (Hydro One) announced today that it has filed an application with the Ontario Energy Board (OEB) to construct a new double-circuit 230 kilovolt transmission line between Lambton Transmission Station (TS) in St. Clair Township and Chatham Switching Station (SS) in the Municipality of Chatham-Kent. The $471.9 million investment will support local food supply and security along with economic development and job creation in the region.

“Today marks an exciting milestone for this critical investment and moves us closer to getting shovels in the ground,” said Sonny Karunakaran, Vice President, Strategic Projects and Partnerships, Hydro One. “The St. Clair project is one of five new transmission lines that, once built, will help meet the needs of new and growing industries and continue to attract jobs to the region for years to come.”

According to the Independent Electricity System Operator’s Southwest Ontario Bulk planning report, demand for energy in southwest Ontario is expected to reach a demand of 2,300 MW by 2035. The St. Clair Transmission Line is part of a network of electricity infrastructure projects that will support reliability and resiliency of the electricity grid for farmers, residents, businesses and new industries that are making southwest Ontario their home. Once built, the project is expected to provide an additional 450 megawatts of power to the region, which is approximately enough clean energy to power a city the size of London.

As part of the project, Hydro One has offered five First Nations in the region 50 per cent equity ownership in the transmission line component of the project and is committed to working to advance the project in partnership.

Filing a leave to construct application under Section 92 of the Ontario Energy Board Act, 1998, is a requirement for Ontario electricity transmitters to obtain approval from the OEB to construct, expand, or reinforce electricity transmission or interconnections. The application submitted by Hydro One provides details of the project, such as timing, route, design and cost.

In February 2024, Hydro One completed the Class Environmental Assessment (Class EA) to construct a new double-circuit 230 kilovolt transmission line between the Lambton TS and Chatham SS, to expand Lambton TS and Chatham SS, as well as upgrade the Wallaceburg TS.

For more information about the project, please visit St. Clair Transmission Line Project.

Quotes

“I commend Hydro One for their dedication to sustainable energy solutions and pledge our community’s full support for this endeavor,” said Darrin Canniff, Mayor of Chatham-Kent. “This project symbolizes our collective commitment to advancing our energy infrastructure while prioritizing the needs and well-being of our residents. We look forward to working together with Hydro One to create a more resilient and prosperous future for Chatham-Kent.”

“The St. Clair transmission line project reflects our shared vision for a more robust and sustainable energy landscape. I am grateful to Hydro One for their commitment to progress in this region and assure our citizens that their interests remain at the forefront of our priorities,” said Jeff Agar, Mayor of St. Clair Township.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.

Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.